                                         UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.

To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-I [17 CFR 270. 8f-l]:

The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

(a)

The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

(b)

The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)( I) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

(c)

The fund has become a business development company ("Business Development Company").

2.

If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232. 101(a)(1)(iv)] and the EDGAR Filer Manual.

This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101 (a)(1)(iv) of Regulation S-T [17 CFR 232. 101(a)(1)(iv)) and the EDGAR Filer Manual.

4.

Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.

No fee is required to submit this form or any amendments.

6.

Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30bI-I under the Act [ 17 CFR 270.30b l-1]; Form N-SAR [17 CFR 274. 101].

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction I may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

SEC1691 (9-10)

Potential persons who are to respond to the collection of Information contained in this form are not required 10 respond unless the form displays a currently valid OMB control number.

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above): [] Merger

[X] Liquidation

[   ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[  ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of Fund:  Nysa Series Trust Fund

3.

Securities and Exchange Commission File No.: 81 1- 07963

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X ]

Initial Application

[ ]

Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

507 Plum Street, Suite 120, Syracuse, NY 13204

6.

Name, address, and telephone number of individual the Commission staff should contact with any  questions regarding this form:

Joseph Masella, 507 Plum Street, Suite 120, Syracuse, NY 13204     (315) 430-2651

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .3 1a-2]:

Benjamin Quilty, 507 Plum Street, Suite 120, Syracuse, NY 13204   (315) 345-8642

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.

Classification of fund (check only one):

[X]

Management company;

[ ]

Unit investment trust; or

[ ]

Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

 [X]

Open-end

Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Pinnacle Advisors, 507 Plum Street, Suite 120, Syracuse, NY 13204

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Pinnacle Investments, 507 Plum Street, Suite 120, Syracuse, NY 13204

13.

If the fund is a unit investment trust ("UlT") provide: N/A

(a)

Depositor's name(s) and addressees):

(b)

Trustee's name(s) and address(es):

14.

Is  there  a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes

[X] No

If  Yes, for each UIT  state: Name(s):

File No.: 811- Business Address:

15.

(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[ ] No

If Yes, state the date on which the board vote took place:   August 28, 2020

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ] Yes

[X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Trust did not obtain approval from its shareholders concerning the decision to engage in the proposed Liquidation.  Rather, the Trust utilized a provision in its Declaration of Trust, §4.2(g), which permits the Trust to redeem shares if the Trust’s Board of Trustees (Board) determines in its sole discretion that failure to redeem the shares may have materially adverse consequences to all or any of the Trust’s shareholders.   The Trust consists of a single series, the NYSA Fund (Fund).  At a meeting held on August 28, 2020, the Board unanimously determined that failure to redeem the Fund’s shares would likely result in adverse consequences to all of the Fund’s shareholders.

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes

[ ] No

(a)

If Yes, list the date(s) on which the fund made those distributions:

The Fund made a distribution of assets to its shareholders on September 8, 2020 (Distribution Date), which was prior to the date of this filing with the SEC.  The distribution consisted of approximately 64.4% of the net assets of the Fund as of the Distribution Date.   The remaining, undistributed net assets of the Fund consist of cash (Cash Reserve) and 84,332 ownership units of Transluminal Technologies (TT), an illiquid, private placement held by the Fund as a result of separate purchases of the units on September 14, 2007 (34,000 units), April 8, 2008 (17,000 units),  July 24, 2008 (16,666 units) and June 8, 2009 (16,666 units).    As of the date of this filing, the Fund’s carrying value of TT is $400,577.

             Following the Trust’s deregistration, it will remain in existence and hold the TT units pending: (i) a liquidity event or events regarding TT that will provide the Trust with cash to distribute to the Fund’s shareholders who were shareholders as of the date of this filing; (ii) the Board’ determination that the TT units are of no value.

The Trust will also remain in existence to continue as plaintiff in a lawsuit involving the Fund’s investment in the debt securities of ESPSCO, which defaulted on the debt securities it issued and which were held by the Fund (ESPSCO lawsuit).  The Fund purchased $100,000 face amount of the ESPSCO debt securities on January 22, 2010.  The cost of pursuing the ESPSCO lawsuit is being borne entirely by the Fund’s distributor, Pinnacle Investments.  No costs associated with the ESPSCO lawsuit have been borne by either the Fund or its shareholders, nor will the Trust, following the Fund’s deregistration, bear those costs.  Outside counsel representing the Trust in the ESPSCO lawsuit has provided a written assessment of the ESPSCO lawsuit stating that “there is some likelihood of success” that the Trust will prevail in the ESPSCO lawsuit.

The Cash Reserve will be utilized by the Trust to cover the costs associated with:

i.

Carrying out the Trust’s legal, regulatory, accounting, auditing, tax, custodial, record keeping and administrative functions.

ii.

Maintaining the Trust’s Board.  The Board currently consists of three Trustees, two independent and one interested.  It is the Trust’s intention to maintain the current structure and size of the Board.  Each independent Trustee will be compensated $250.00 by the Trust for each meeting in which the Trustee participates.  The Trust will not compensate the interested Trustee.

iii.

Staffing the positions of Chief Compliance Officer (CCO), Chief Operating Officer (COO) and Secretary for the Trust.  Two individuals currently hold these positions.  One individual, who is an officer of Pinnacle Investments, the Fund’s distributor, holds the positions of CCO and COO.  A second individual, who is an officer of Pinnacle Capital Management, an affiliate of Pinnacle Investments, holds the position of Secretary.  The Trust will compensate each of the two individuals $125.00 per quarter for performing their respective duties as CCO, COO and Secretary.

iv.

Providing errors and omissions and directors and officers professional liability insurance for the Trust.

v.

Providing fidelity bonding for the Trust.

vi.

Implementing any required federal and state regulatory filings.

vii.

Maintaining the Trust’s website.

viii.

Communicating with the Trust’s shareholders.

ix.

Satisfying any tax liabilities the Trust may incur.

x.

Maintaining a contingency fund for the Trust.

xi.

Dissolving the Trust.

The total amount of the Cash Reserve on the Filing Date will be $188,565.  The Fund’s Board and management have calculated the Cash Reserve based on the assumption that the Trust will be maintained for a period of three years from the Filing Date (Trust Period).  For simplicity, the calculation also assumes that the Trust will realize no income during the Trust Period, although income may in fact be realized from the TT holding, the ESPSCO lawsuit and the Cash Reserve itself.  However, the timing and amount of that income cannot be known as of the Filing Date and therefore have not been taken into account in calculating the total amount of the Cash Reserve on the Filing Date.

The components of the Cash-Reserve calculation are presented in the table below, with each component identified in the first column of the table corresponding to the cost components identified above.  The cost of investment-advisory services is not included as a component of the Cash Reserve, as the Fund’s investment adviser, Pinnacle Advisors, will provide the Trust with investment-advisory services during the Trust period and will not charge the Trust for its services.

Cash-Reserve Component	Amount ($)
i. Trust operations	121,240
ii. Board of Trustees	3,250
iii. CCO, COO & Secretary	3,000
iv. Liability insurance	45,000
v. Bond	2,175
vi. Regulatory filings	1,500
vii. Website	0
viii. Shareholder communications	1,400
ix. Tax liabilities	0
x. Contingency fund	10,000
xi. Trust dissolution	1,000
Total	188,565

It is the intention and purpose of the Trust and the Board’s responsibility to distribute to each shareholder of the Fund who was a shareholder on the date of this filing, or to the shareholder’s successor in interest, (Trust Beneficiary), as directed by the Board: (i) any value realized from the Trust’s ownership of the TT units, less any portion of such value needed to maintain the Trust; (ii) any recovery from the ESPSCO lawsuit, less any portion of such recovery needed to maintain the Trust; (iii) the excess, if any, of the Cash Reserve over the costs of maintaining the Trust.

(b)

Were the distributions made on the basis of net assets?

[X] Yes

[ ] No

(c)

Were the distributions made pro rata based on share ownership?

[X] Yes

[ ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used ratio(s)used and explain how it was calculated: N/A

(e)

Liquidations Only:

Were any distributions to shareholders made in kind?

[ ] Yes

[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:  N/A

Has the fund issued senior securities?

[ ] Yes

[ ] No

If  Yes,  describe  the  method    of          calculating   payments  to  senior  security holders  and  distributions  to  other  shareholders:

18.

Has the fund distributed all of its assets to the fund's shareholders?

[ ] Yes

[X] No

If No,

(a)

How many shareholders does the fund have as of the date this form is filed?  152 shareholders

(b)

Describe the relationship of each remaining shareholder to the  fund:

Following the Trust’s deregistration, each Trust Beneficiary will be a beneficiary of the Trust, holding an undivided, pro rata, beneficial interest in the Trust’s assets and liabilities.  Each Trust Beneficiary will have the right to receive on a pro rata basis any distributions from the Trust directed by the Board.  No Trust Beneficiary will have the right to transfer ownership of its beneficial interest in the Trust, except in the event of death, judicial order or operation of law, or, in the case of a non-natural-person Trust Beneficiary, a merger, acquisition or other transaction resulting in the change in ownership of all or substantially all of the Trust Beneficiary’s assets.

Following the Trust’s deregistration, the Trust will operate as follows:

    1).            The Trust will continue to maintain its internet website and shall post its semi-annual (unaudited) and annual (audited by the Trust’s independent accountants) financial statements to its website.  As of the date of this filing, the Trust has not engaged an independent accounting firm to audit the Trust.  However, the Board and Trust management are actively seeking a firm to perform any required audits.  The Trust’s financial statements shall be prepared in conformity with US GAAP and must comply with Regulation S-X, as if the Trust were a registered management investment company, and shall be posted to the Trust’s website within 60 days of the period’s end.  Within 60 days of the period’s end, the Trust shall send notifications to the shareholders (i) informing them that its financial statements are available online, (ii) providing the internet address where the financial statements can be found and (iii) offering to send them a paper copy, free of charge, upon their request.

2).            The Trust shall continue to maintain a board of trustees that complies with the fund governance standards under Rule 0-1(a)(7) under the 1940 Act as if the Trust were a registered investment company (Board).  The Board shall continue to meet no less frequently than quarterly.  The Board shall continue to approve the selection of the Trust’s independent public accountant in accordance with Rule 32a-4 under the 1940 Act as if the Trust were a registered management investment company.  No less frequently than quarterly, the Board shall determine the fair value of TT in a manner consistent with Section 2(a)(41) of the 1940 Act.  In the event that the value ascribed to TT decreases 25% or more with respect to its prior value, such decrease shall be promptly communicated to (i) the shareholders, in writing, and (ii) staff of the SEC’s Division of Investment Management.

3).            The Trust shall continue to maintain and implement the policies and procedures required by Rules 17j-1 and 38a-1 under the 1940 Act as if it were a registered management investment company.

4).            The Trust will comply with the books and records provisions of Section 31 of the 1940 Act, and the rules thereunder as set forth in the response to Item 7 of this filing.  Such books and records shall promptly be made available to the staff of the Commission as requested.

5).           The Trust will operate in compliance with Section 17 of the 1940 Act as if it were a registered management investment company.

6).            Neither (i) the Trust’s investment adviser, (ii) any "affiliated person" (as defined in the 1940 Act) of the investment adviser, (iii) any affiliated person of the Trust, nor (iv) any affiliated person of the persons described in clauses (ii) or (iii) will receive any fee or other payment, directly or indirectly, from the Trust; provided, however, that the Trust is permitted to make pro rata liquidation distributions.

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X] Yes

[ ] No

If  Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

See responses to 16(a) and 18(b).

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[X] Yes

 [ ] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

See responses to 16(a) and 18(b).

(b)

Why has the fund retained the remaining  assets?

See responses to 16(a) and 18(b).

(c)

Will the remaining assets be invested in securities?

[X] Yes

[ ] No           See responses to 16(a) and 18(b)

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes

[ ] No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

The Trust has outstanding accounts payable for customary services related to operating a registered management investment company, including legal fees and fees for administrative services. The amount and type of the accounts payable as of the date of this filing are as follows:

Type of Account Payable	Amount ($)
i. Trust operations	$496.43
ii. Legal	$0
iii. Bank & platform fees	$182.11
iv. Communications	$200.00
Total	$878.54

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

The accounts payable outstanding will be paid from the Cash Reserve.

IV.

Information About Event(s) Leading to Request For Deregistration

22.

(a)  List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses: $20,306

(ii)

Accounting expenses:  N/A

(iii)

Other expenses (list and identify separately):    $200   For Mailing cover letter and Distribution to Shareholders

(iv)

Total expenses (sum of lines (i)-(iii) above):    $20,506

(b)

How were those expenses allocated?

The expenses identified above were allocated pro rata to all shareholders of the Fund at the time the expense was paid.

(c)

Who paid those expenses?

The expenses identified above were paid by the Fund.

(d)

How did the fund pay for unamortized expenses (if any)?

The Fund has no unamortized expenses as of the Filing Date.

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes

[X] No

If    Yes, cite  the  release  numbers of  the    Commission's   notice  and  order  or, if  no  notice  or order  has  been  issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[X] Yes

[  ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

See the response to 16(a).

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.

(a) State the name of the fund surviving the Merger: N/A

(b)

State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

          The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f] of the  Investment Company Act  of  1940 on behalf of

The Nysa Series Trust Fund

(ii) he or she is the

Interested Trustee______ of    The Nysa Series Trust Fund   and (iii) all actions by shareholders, directors, and any other

                (Title)                                          (Name of Fund)

body necessary             to authorize the undersigned to execute  undersigned  to  execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.